UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713661502

(CUSIP Number)

John S. Stafford, III
c/o Ronin Trading, LLC
350 N. Orleans Street, Suite 2N
Chicago, IL 60654
(312) 244-5284

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

John S. Stafford, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,310,652 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,310,652 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,652 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

(1)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by Ronin Trading, LLC.

2

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Ronin Trading, LLC 32-0400192
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,310,652 (2)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,310,652 (2)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,652 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

(2)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by Ronin Trading, LLC.

3

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Ronin Capital, LLC 36-4472500
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Roger Farley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		301,190 (3)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

301,190 (3)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,190 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

(3)     Includes 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock.

5

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Stephen White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		714,047 (4)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

714,047 (4)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,047 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

(4)     Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

6

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

SW Investment Management LLC 81-0765824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		714,047 (5)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

714,047 (5)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,047 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IA, OO

(5)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. 203,714 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 510,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

7

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

SWIM Partners LP 90-0852885
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		510,333 (6)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

510,333 (6)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,333 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

(6)           Includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all 510,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

8

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

James J. Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Richard B. Hancock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Joel McComb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Gregory P. Sargen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Brian W. Scanlan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Saiid Zarrabian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 713661502

Item 1.	Security and Issuer

This Amendment No. 8 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on June 29, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 11, 2017, Amendment No. 6 to the Statement on Schedule 13D filed on October 17, 2017 and Amendment No. 7 to the Statement on Schedule 13D filed on October 27, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Ronin Capital, LLC, Roger Farley, Stephen White, SW Investment Management LLC, SWIM Partners LP, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian relating to the common stock, par value $0.001 per share (the “Common Stock”), of Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.	Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

In connection with the Agreement, as defined and described in Item 4 below, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

(a)          Name:  John S. Stafford, III

Ronin Trading, LLC

Ronin Capital, LLC

Roger Farley

Stephen White

SW Investment Management LLC

SWIM Partners LP

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)           Business address for Reporting Persons:

John S. Stafford, III, Ronin Trading, LLC, Ronin Capital, LLC and Roger Farley: 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

15

CUSIP NO. 713661502

(c)           John S. Stafford, III is the president, chief executive officer and manager of each of Ronin Trading, LLC and Ronin Capital, LLC, each a Delaware limited liability company, and each with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654. Ronin Trading, LLC and Ronin Capital, LLC are engaged in the business of proprietary trading.

Roger Farley is a trader and equity member of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

Stephen White is the manager of SW Investment Management LLC, an Illinois limited liability company, with its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611, which is the general partner and investment adviser of SWIM Partners LP, a Delaware limited partnership, and the investment adviser of the SW Account.

(d)          None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)          John S. Stafford, III is a citizen of the United States.

Ronin Trading, LLC is a Delaware limited liability company.

Ronin Capital, LLC is a Delaware limited liability company.

Roger Farley is a citizen of the United States.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 27, 2017, Ronin Trading, LLC, Ronin Capital, LLC, SWIM Partners LP, SW Investment Management LLC, John S. Stafford, III, Stephen White and Roger Farley (collectively, the “Ronin Group”) entered into a settlement agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, on November 27, 2017, the Board of Directors of the Issuer (the “Board”) accepted the resignations of Stephen W. King, Carlton M. Johnson, Jr., Eric S. Swartz and David H. Pohl from the Board and appointed each of Richard B. Hancock, Gregory P. Sargen, Joel McComb (collectively, the “Ronin Appointees”) and Joseph Carleone, Ph.D., to the Board to fill the resultant vacancies.

Under the Agreement, the Issuer agreed to nominate the Ronin Appointees, together with Dr. Carleone and incumbent directors Roger J. Lias, Ph.D., Mark R. Bamforth and Patrick D. Walsh, for election to the Board at the Issuer’s 2017 annual meeting of stockholders. Additionally, the Issuer agreed to nominate such number of Ronin Appointees to the Board at the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”) as is equal to the then-current number of authorized directors, minus one, divided by two.

16

CUSIP NO. 713661502

Pursuant to the Agreement, the Ronin Group is subject to certain customary standstill restrictions from the date of the Agreement until the date that is 30 calendar days after the date of the 2018 Annual Meeting (the “Standstill Period”). During the Standstill Period, the Ronin Group also agreed to vote its shares of Common Stock (i) in favor of the election of the directors nominated by the Board, (ii) against stockholder nominations for director which are not approved and recommended by the Board and (iii) in accordance with the Board’s recommendation with respect to all other matters submitted to a vote of the Issuer’s stockholders; provided, however, in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election or removal of directors), the Ronin Group shall be permitted to vote in accordance with ISS’s or Glass Lewis’ recommendation; provided, further, that the Ronin Group shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer requiring a vote of stockholders of the Issuer.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

On November 27, 2017, the Ronin Group and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On November 27, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Agreement, dated November 27, 2017.

99.2	Joint Filing Agreement, dated November 27, 2017.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

17

CUSIP NO. 713661502

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 28, 2017

RONIN TRADING, LLC	RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ Agnes Burda
Title:	Chief Compliance Officer	Agnes Burda
Chief Compliance Officer
SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ John S. Stafford, III
Title:	Manager	JOHN S. STAFFORD, III

SWIM PARTNERS LP	/s/ Stephen White
Stephen White
By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner
/s/ Roger Farley
Roger Farley
***
James J. Egan

***
Richard B. Hancock

***
Joel McComb

***
Gregory P. Sargen

***
Brian W. Scanlan

***
Saiid Zarrabian

***	By:	/s/ John S. Stafford, III
John S. Stafford, III
Attorney-in-fact

18